Exhibit 99.2
Veldhoven, the Netherlands October 16, 2013 ASML confirms 2013 outlook and sees H2 2013 sales levels continuing in H1 2014 ASML 2013 Third Quarter Results
Forward looking statements "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, realization of systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected impact and adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and recognized in revenue and timing of shipments, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer and the amounts of adjustments ultimately recognized in connection with the Cymer acquisition, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. 16 October 2013 Public Slide 2
Business summary Business environment ASML technology status Outlook 16 October 2013 Public Slide 3
Business summary 16 October 2013 Public Slide 4
Net system sales breakdown in value: Q3 2013 Total value is € 959 million Technology (CHART) I-Line 1% ArF Immersion 88% KrF 11% (CHART) Korea 39% Taiwan 51% USA 1% Region (CHART) Foundry 60% Memory 38% IDM 2% End-Use (CHART) Sales in Units 20 10 4 16 October 2013 Public Slide 5 Numbers have been rounded for readers' convenience Europe 5% Rest of Asia 4%
Q3 results - highlights Net sales of € 1,318 million, 34 litho systems sold, valued at € 959 million, net service and field option sales at € 359 million Gross margin of 40.3% Amongst others, including 3.3% inventory fair value adjustment Cymer acquisition Operating margin of 16.1% Net bookings of € 1,415 million, 51 systems Backlog at € 1,838 million, 59 systems Net bookings and backlog numbers are excluding EUV Numbers have been rounded for readers' convenience . 16 October 2013 Public Slide 6
(CHART) Total net sales M€ 3,768 Numbers have been rounded for readers' convenience 2,954 1,596 4,508 5,651 16 October 2013 Q1 Q2 Q3 Q4 Slide 7 4,732 Public
Q2 13 Q3 13 Net sales 1,187 1,318** Gross profit 482 531 Gross margin % 40.6% 40.3% Other income (CCIP*) 16 17 R&D costs (200) (244) SG&A costs (68) (91) Income from operations 230 212 Operating income % 19.4% 16.1% Net income 221 193 Net income as a % of net sales 18.6% 14.7% Earnings per share (basic) € 0.52 0.44 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience 16 October 2013 Public Slide 8 * Customer Co-Investment Program ** No CCIP contribution this quarter
Key financial trends 2012 - 2013 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience Q3 12 Q4 12 Q1 13 Q2 13 Q3 13 Net sales 1,229 1,023 892 1,187 1,318 Gross profit 531 420 341 482 531 Gross margin % 43.2% 41.1% 38.2% 40.6% 40.3% R&D costs (144) (155) (185) (200) (244) SG&A costs (70) (80) (63) (68) (91) Income from operations 317 185 107 230 212 Operating income % 25.8% 18.1% 12.1% 19.4% 16.1% Net income 275 298 96 221 193 Net income as a % of net sales 22.4% 29.1% 10.8% 18.6% 14.7% Litho units sold 40 34 29 38 34 ASP new litho systems 28.8 27.3 26.6 25.8 31.5 Net booking value 831 667 715 1,065 1,415 16 October 2013 Public Slide 9
Balance sheets M€ Numbers have been rounded for readers' convenience Assets Jun 30st, 2013 Sep 29st, 2013 Cash & cash equivalents and short-term investments 2,351 23% 2,724 25% Net accounts receivable and finance receivables 883 8% 1,070 10% Inventories, net 2,359 23% 2,480 22% Other assets 584 6% 674 6% Tax assets 264 2% 251 2% Fixed assets 3,937 38% 3,868 35% Total assets 10,378 100% 11,067 100% Liabilities and shareholders' equity Current liabilities 2,490 24% 2,758 25% Non-current liabilities 1,390 13% 1,706 15% Shareholders' equity 6,498 63% 6,603 60% Total liabilities and shareholders' equity 10,378 100% 11,067 100% 16 October 2013 Public Slide 10
Cash flows M€ Numbers have been rounded for readers' convenience Q2 13 Q3 13 Net income 221 193 Adjustments to reconcile net income to net cash flows from operating activities: Impairment and obsolescence 36 49 Depreciation and amortization 49 68 Deferred income taxes 15 (13) Other non-cash items 10 20 Change in assets and liabilities 150 (210) Net cash provided by (used in) operating activities 481 107 Net cash provided by (used in) investing activities (373) 41 Net cash provided by (used in) financing activities (294) 325 Total FX effects (2) (4) Net increase (decrease) in cash & cash equivalents (188) 469 16 October 2013 Public Slide 11
Bookings activity by sector, EUV not included Total value M€ 1,415 Net booked 49 new tools at € 1,409 million 2 used tools at € 6 million Numbers have been rounded for readers' convenience 16 October 2013 Public Slide 12 (CHART) Memory 42% IDM 26% Foundry 32%
Backlog in value per Sep 29th, EUV not included Total value M€ 1,838 Numbers have been rounded for readers' convenience 80% of backlog carries shipment dates in the next 6 months 16 October 2013 Public Slide 13 Technology (CHART) ArF immersion 77% KrF 19% ArF dry 4% (CHART) End-use Foundry 29% Memory 35% IDM 36% (CHART) Region (ship to location) USA 31% Korea 32% Taiwan 24% Rest of Asia 1% Europe 6% China 6% New systems Used systems Total systems Units 54 5 59 Value M€ 1,808 30 1,838 ASP M€ 33.5 6.0 31.1
Capital return to shareholders 16 October 2013 Public Slide 14 Through 30 September 2013, ASML acquired 2.2 million shares for a total consideration of € 136.3 million. The repurchased shares will be cancelled 14% of the announced € 1.0 billion 2013-2014 buy back program has been executed The company has returned more than € 4 billion in dividend and share buy backs since 2006
Business environment 16 October 2013 Public Slide 15
Business environment Foundry and Logic customers continue to place orders for our advanced tools to enable volume manufacturing of their next generation 14-16-20 nm devices We have also seen healthy bookings from memory customers, driven by DRAM technology upgrades and additional NAND capacity ASML sees H1 2014 sales at similar levels to H2 2013 (excluding EUV) 16 October 2013 Public Slide 16
ASML technology status 16 October 2013 Public Slide 17
Q3 product highlights Our new TWINSCAN NXT:1970Ci system offers overlay below 2 nm, focus control at less than 20 nm and productivity of more than 250 wafers per hours About 250 TWINSCAN NXT:1950i and NXT:1960Bi systems currently in use by our customers are field-upgradeable to the NXT:1970Ci performance level We have shipped the 100th YieldStar metrology system, which generates data for our Holistic Lithography products that control overlay, CD and focus for the most advanced process nodes of our customers Holistic litho products are growing towards 10% of net sales 16 October 2013 Public Slide 18
New generation NXT:1970Ci is now shipping Productivity 250 wafers per hour Improvements effect various aspects of system performance 16 October 2013 Public Slide 19 Overlay Imaging/Focus Defectivity Productivity Legend: knife for low defects Immersion hood Lens UV level sensor Wafer table PARIS sensor Wafer stage Wafer handler
ArFi roadmap enables smooth transition to EUV As well as supporting multiple patterning requirements until at least 2018 Public Slide 20 NXT:1950i NXT:1960Bi NXT:1970Ci Timing Q4 2011 Q1 2013 1H 2014 Overlay DCO / MMO 2.5 / 5.5nm 2.5 / 4.5nm 2.0 / 3.5nm Full Wafer Focus Unif 30nm 22nm 20nm Full Wafer CDU (iso) 3.0nm 2.0nm 1.3nm Throughput (96 shots) 190 WpH 230 WpH 250 WpH Defects/Wafer 10 10 <7 2010 - 2012 2013 - 2014 2014 - 2015 2016 - 2020 16 October 2013 Successors
NXT platform solidly established as factory workhorse Peak performance in excess of 5000 wafers per day Best wafers per day (CHART) Wafers per day 16 October 2013 Public Slide 21
(CHART) YieldStar metrology in volume production Shipped more than 100 systems to date 16 October 2013 Public Slide 22
EUV update Integration work on our NXE:3300B EUV scanners is progressing steadily We are installing the first NXE:3300B systems at customer sites We remain on target to deliver systems with a throughput of 70 wafers per hour in 2014, subsequently upgradeable to 125 wafers per hour in 2015 Based upon current system performance, customers have intensified their cooperation with us, allocating investments and resources focused on potential insertion of EUV at the 10nm logic node We plan to ship a total of 3 EUV systems this year 16 October 2013 Public Slide 23
EUV best solution for cost effective shrink in future (CHART) FinFET: no cost reduction Double patterning Limited scope for cost reduction on ArFi due to multiple patterning Single expose EUV best option for cost reduction ArFi EUV " 16 October 2013 Public Slide 24
Current EUV imaging performance meet production requirements of the 10 nm and it will be extendable to the 7 nm logic node Public Slide 25 ArFi Imaging 75nm 50nm 22nm 31nm ArFi (Double patterning) 16nm Node ? 1st insertion point for EUV Current EUV Imaging (Single Exposure) Industry requirements 16 October 2013
Outlook 16 October 2013 Public Slide 26
Q4 outlook Net sales about € 1.8 billion Gross margin 43 - 44% R&D costs of about € 255 million SG&A costs of about € 90 million (including approx. € 10 million restructuring charges ending Q4) Other income (Customer Co-Investment Program) of € 17 million Q4 gross margin includes: Non-cash purchase price accounting adjustments related to Cymer acquisition (1.6% GM impact) Revenue recognition for 1 NXE:3300B EUV system. The first systems will not contribute to profit due to low utilization of our EUV manufacturing infrastructure, early learning curve costs in our supply chain and the cost of the liability to upgrade the first 11 EUV sources in the field, resulting from the Cymer acquisition which is now assumed by ASML. Excluding the 1 EUV, the Q4 gross margin would be 1.6 % higher Pending enacting of the Dutch legislation, cost might increase € 6 -10 million due to a re-introduction of the crisis levy Public Slide 27 16 October 2013 ASML reiterates 2013 sales outlook of up to € 5.2 billion